EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31
	2008	2007	2006	2005	2004
	(in millions except for ratio amounts)

Income (loss) before income tax and minority interest	$(562)	$1,222	$1,650	$162	$504
Less:
Income (loss) from equity investees	(379)	183	288	254	212
Preferred stock dividends	29	-	-	-	-
Add:
Fixed charges	186	166	165	195	211
Distributions from equity investees	67	84	118	199	130

Income as adjusted	$41	$1,289	$1,645	$302	$633

Fixed charges:
Interest expense	$134	$140	$131	$124	$124
Portion of rent expense representative of the interest factor	17	17	17	24	23
Preferred stock dividends	29	-	-	-	-
Interest credited to policyholders	6	9	17	47	64

Fixed charges	$186	$166	$165	$195	$211

Ratio of earnings to fixed charges	(a )	7.8	10.0	1.5	3.0

(a)	For the year ended December 31, 2008, income as adjusted was insufficient to cover fixed charges by $145 million.